UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
AMENDMENT NO. 1
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of the Issuer)

COLE CREDIT PROPERTY TRUST, INC.
Nicholas S. Schorsch
William M. Kahane
D. Kirk McAllaster, Jr.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

193269107

(CUSIP Number of Class of Securities)

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Credit Property Trust, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016
(602) 778-8700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person (s) Filing Statement)

Copies to:

Lauren B. Prevost, Esq.
Heath D. Linsky, Esq.
1600 Atlanta Financial Center
Morris, Manning & Martin, LLP
3343 Peachtree Road, NE
Atlanta, Georgia 30326

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☒	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
73,152,145	$9,422

*	Estimateed for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cole Credit Property Trust, Inc., a Maryland corporation (the “Company”), not owned by American Realty Capital Properties, Inc. (“ARCP”), a Maryland corporation or any ARCP subsidiary or any wholly-owned subsidiary of the Company, at a purchase price of $7.25 per share, net to the seller in cash, without interest, and less any applicable withholding taxes. On March 28, 2014, 10,090,951 shares were outstanding of which 1,000 are owned by Cole REIT Advisors, LLC, an indirect wholly-owned subsidiary of ARCP. Accordingly, this calculation assumes the purchase of 10,089,951 Shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014 issued by the U.S. Securities and Exchange Commission, equals $128.80 per million dollars of transaction value.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,422	Filing Party: Desert Acquisition, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 31, 2014

Neither the U.S. Securities and Exchange Commisison nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (Amendment No. 1), together with the exhibits hereto (as amended from time to time) (the “Schedule 13E-3” or “Transaction Statement”) is being filed by Cole Credit Property Trust, Inc., a Maryland corporation (the “Company” or “CCPT”), and all of the current executive officers and non-independent directors of the Company (collectively with the Company, the “Filing Parties”). This Schedule 13E-3 relates to the offer (the “Offer”) by Desert Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Purchaser”) and a direct wholly-owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Company (other than the Shares then owned by any wholly-owned Company subsidiary, by ARCP or by any ARCP subsidiary), at a purchase price of $7.25 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in a Schedule TO (the “Schedule TO”), filed by Merger Sub and ARCP, which contains as exhibits an Offer to Purchase, dated March 31, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer).

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on March 31, 2014 (as amended from time to time) (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer Purchase. All information contained in this Schedule 13E-3 concerning the Company, ARCP and Merger Sub has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated into this Schedule 13E-3 by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(A) Name and Address.

The information set forth in the Schedule 14D-9 under “Subject Company Information — Name and Address” is incorporated into this Schedule 13E-3 by reference.

(B) Securities.

The information set forth in the Schedule 14D-9 under “Subject Company Information — Securities” is incorporated into this Schedule 13E-3 by reference.

(C) Trading Market and Price.

The information set forth in the Offer to Purchase under “The Offer — Information About CCPT” and “The Offer — CCPT Dividends and Distributions” is incorporated into this Schedule 13E-3 by reference.

(D) Dividends.

The Company elected to be taxed and qualified as a REIT for federal income tax purposes commencing with its taxable year ended December 31, 2004. As a REIT, the Company has made, and intends to make, distributions each taxable year equal to at least 90% of its taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). In the past two years, the Company’s board of directors has authorized daily distributions that accrue daily and are paid monthly.

From June 2005 through February 2010, the Company paid distributions at an annual rate of $0.70 per share, or 7% based upon a purchase price of $10 per share, which was the offering price for the shares of CCPT common stock in the initial private placement. However, beginning in March 2010, the Company’s board of directors reduced the annualized distribution rate to $0.50 per share. The principal reason for the lower distribution rate was the refinancing of approximately $50 million of fixed rate debt that was to mature by year-end 2010. The prevailing credit markets upon refinancing dictated higher interest rates and amortization provisions, requiring the Company to pay down a portion of the principal on a monthly basis over the life of the loan.

The following table shows the amount and character of the distributions the Company paid on a per share basis during the years ended December 31, 2013 and 2012:

Year	Total Distributions Paid (in thousands)	Weighted Average Distributions Paid per Common Share	Nontaxable Distributions	Ordinary Dividends	Capital Gain Distributions
2013	$5,044	$0.50	$0.27	$0.23	$—
2012	$5,047	$0.50	$0.10	$0.19	$0.21

The Company’s board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001369999 per share (which equates to an annualized rate of 5% based on an assumed share price of $10.00 per share, or 7.6% based on the most recent estimated value of $6.55 per share), for stockholders of record as of the close of business on each day of the period, commencing on January 1, 2014 and ending on April 30, 2014 (subject to earlier completion of the Offer).

Under the Merger Agreement, the Company represents that all dividends or other distributions on its common stock and any material dividend or other distribution on any securities of any of its subsidiaries which have been authorized or declared prior to the date of the Merger Agreement have been paid in full (except for those dividends and distributions announced but not yet due and payable). The Merger Agreement limits the Company’s ability to pay dividends and distributions during the Interim Period, as described below. These restrictions do not apply to any distributions required to be made by the Company or its subsidiaries in order to maintain the Company’s status as a REIT. During the Interim Period, the Company may not declare, set aside or pay any dividend or distribution on its common stock unless required by law or permitted by

ARCP to be declared and paid, except for the Company’s previously declared annualized distribution of $0.50 per share, payable monthly at a rate of $0.0416667 per share, and any additional ordinary course distributions not to exceed such amount authorized by the Company’s board of directors. To the extent any dividend or distribution permitted by the Merger Agreement has been declared, but is not yet paid prior to the closing of the Offer, stockholders of record will be eligible to receive such unpaid dividend or distribution. The Company’s board of directors has authorized distributions only through the earlier of (i) the closing of the Offer and (ii) April 30, 2014.

(E) Prior Public Offerings.

None.

(F) Prior Stock Purchases.

No filing person has purchased shares of CCPT common stock during the past two years. The information set forth in the Offer to Purchase under “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Reorganization Post-Cole Merger” is incorporated into this Schedule 13E-3 by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(A) Name and Address.

The information set forth in the Schedule 14D-9 under “Subject Company Information — Name and Address” and Annex A hereto is incorporated into this Schedule 13E-3 by reference.

(B) Business and Background of Entities.

The information set forth in the Offer to Purchase under “The Offer — Information about CCPT” is incorporated into this Schedule 13E-3 by reference.

(C) Business and Background of Natural Persons.

The name, citizenship, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. No such person has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

(A) Material Terms.

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet — What is the class and amount of securities being sought in the Offer?,” “Introduction” and “The Offer — Terms of the Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet — How much are you offering to pay? In what form will I receive payment?,” “Introduction” and “The Offer — Terms of the Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet — When will the Offer expire?,” “The Offer — Terms of the Offer” and “The Offer — Expiration and Extension of the Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet — Will you provide a subsequent offering period?” and “The Offer — Expiration and Extension of the Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet — Can the Offer be extended?” and “The Offer — Expiration and Extension of the Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet — Can I withdraw shares after I tender them?” and “The Offer — Withdrawal Rights” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet — How do I tender my shares?,” “The Offer — Procedure for Tendering Shares,” “Summary Term Sheet — Can I withdraw shares after I tender them?” and “The Offer — Withdrawal Rights” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet — When will you pay me for the shares of CCPT common stock I tender?,” “The Offer — Terms of the Offer” and “The Offer — Acceptance for Payment and Payment for Shares” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) Not applicable.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “The Offer — Certain Material U.S. Federal Income Tax Consequences” is incorporated into this Schedule 13E-3 by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

(C) Different Terms.

The information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements — Conflicts of Interest — Arrangements Between the Company and Its Executive Officers, Directors and Affiliates” is incorporated into this Schedule 13E-3 by reference.

(D) Appraisal Rights.

The information set forth in the Schedule 14D-9 under “Additional Information — Appraisal Rights” is incorporated into this Schedule 13E-3 by reference.

(E) Provisions for Unaffiliated Securities Holders.

None of the filing persons have made provisions in connection with the transaction to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the filing person.

(F) Eligibility for Listing or Trading.

None.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(A) Transactions.

The information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions,” “Special Factors — Summary of the Merger Agreement and Other Agreements,” “Special Factors — Agreements Involving CCPT Shares,” “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Merger Agreement between ARCP and Cole Real Estate Investments, Inc.” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Interlocking Directors and Officers” is incorporated into this Schedule 13E-3 by reference.

(B) Significant Corporate Events.

The information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements,” “The Solicitation or Recommendation — Background of the Offer” and the information set forth in the Offer to Purchase under “Special Factors — Background of the Offer, Past Contacts, Negotiations and Transactions,” “Special Factors — Summary of the Merger Agreement and Other Agreements,” “Special Factors — Agreements Involving CCPT Shares,” “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Merger Agreement between ARCP and Cole Real Estate Investments, Inc.” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Interlocking Directors and Officers” is incorporated into this Schedule 13E-3 by reference.

(C) Negotiations or Contacts.

The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Background of the Offer,” “The Solicitation or Recommendation — Reasons for the Recommendation of the Board of Directors” and the information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Merger Agreement between ARCP and Cole Real Estate Investments, Inc.” is incorporated into this Schedule 13E-3 by reference.

(E) Agreements Involving the Subject Company’s Securities.

The information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Summary Term Sheet — Is there a limit on the percentage of the CCPT shares that any stockholder may own?,” “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions,” “Special Factors — Summary of the Merger Agreement and Other Agreements,” “Special Factors — Agreements Involving CCPT Shares,” “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Merger Agreement between ARCP and Cole Real Estate Investments, Inc.” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Interlocking Directors and Officers” is incorporated into this Schedule 13E-3 by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(B) Use of Securities Acquired.

The information set forth in the Offer to Purchase under “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger,” “Special Factors — Effects of the Offer and the Merger” and “The Offer — Market for CCPT common stock; SEC Registration” is incorporated into this Schedule 13E-3 by reference.

(C) Plans.

(c)(1) The information set forth in the Schedule 14D-9 under “Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction,” “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” and “Special Factors — Effects of the Offer and the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(2) None.

(c)(3) The information set forth in the Offer to Purchase under “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” and “The Offer — CCPT Dividends and Distributions” is incorporated into this Schedule 13E-3 by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors — Purposes of the Offer and the Merger; Plans of CCPT after the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(5) None.

(c)(6) The information set forth in the Offer to Purchase under “The Offer — Market for CCPT Common Stock; SEC Registration” and “The Offer — Information About CCPT” is incorporated into this Schedule 13E-3 by reference.

(c)(7) The information set forth in the Offer to Purchase under “The Offer — Market for CCPT Common Stock; SEC Registration” and “The Offer — Information About CCPT” is incorporated into this Schedule 13E-3 by reference.

(c)(8) The information set forth in the Offer to Purchase under “The Offer — Market for CCPT Common Stock; SEC Registration” and “The Offer — Information About CCPT” is incorporated into this Schedule 13E-3 by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(A) Purposes.

The information set forth in the Schedule 14D-9 under “The Solicitation and Recommendation —  Background of the Offer,” “The Solicitation and Recommendation — Reasons for the Recommendation of the Board of Directors” and the information set forth in the Offer to Purchase under “Summary Term Sheet — Why are ARCP and you making this Offer?,” “Introduction,” “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” is incorporated into this Schedule 13E-3 by reference.

(B) Alternatives.

The information set forth in the Schedule 14D-9 under “The Solicitation and Recommendation —  Background of the Offer” and “The Solicitation and Recommendation — Reasons for the Recommendation of the Board of Directors” and the information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” is incorporated into this Schedule 13E-3 by reference.

(C) Reasons.

The information set forth in the Schedule 14D-9 under “The Solicitation and Recommendation —  Background of the Offer,” “The Solicitation and Recommendation — Reasons for the Recommendation of the Board of Directors,” “The Solicitation and Recommendation — Opinion of the Financial Advisor” and the information set forth in the Offer to Purchase under “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” and “Special Factors — Effects of the Offer and the Merger” is incorporated into this Schedule 13E-3 by reference.

(D) Effects.

The information set forth in the Schedule 14D-9 under “The Solicitation and Recommendation —  Background of the Offer,” “The Solicitation and Recommendation — Reasons for the Recommendation of the Board of Directors,” “Additional Information” and the information set forth in the Offer to Purchase under Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger,” “Special Factors — Position of ARCP regarding Fairness of the Offer and the Merger,” “Special Factors — Effects of the Offer and the Merger” and “The Offer — Certain Material U.S. Federal Income Tax Consequences” is incorporated into this Schedule 13E-3 by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(A) Fairness.

The filing persons reasonably believe that the Offer and the Merger are substantively and procedurally fair to unaffiliated stockholders. The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation” is incorporated into this Schedule 13E-3 by reference.

(B) Factors Considered in Determining Fairness.

The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Reasons for the Recommendation of the Board of Directors,” “The Solicitations and Recommendation — Opinion of Financial Advisor,” and “Annex A — Opinion of Duff & Phelps, LLC” is incorporated into this Schedule 13E-3 by reference.

(C) Approval of Security Holders.

The information set forth in the Schedule 14D-9 under “Additional Information — Stockholder Approval” and “Additional Information — Top-Up Option” and the information set forth in the Offer to Purchase under “Summary Term Sheet — What is the ‘Minimum Tender Condition’?,” “Summary Term Sheet — What are the significant conditions to the Offer in addition to the Minimum Tender Condition?,” “Summary Term Sheet — If you purchase shares that are validly tendered in response to the Offer, will there be any conditions to your obligation to complete the Merger?,” “Summary Term Sheet — If CCPT’s stockholders have to approve the Merger, what vote will be required?,” “Special Factors — No Rights of an Objecting Stockholder,” and “The Offer — Conditions to the Offer” is incorporated into this Schedule 13E-3 by reference.

(D) Unaffiliated Representative.

A majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer and the Merger, and/or preparing a report concerning the fairness of the transactions.

(E) Approval of Directors.

The information set forth in the Schedule 14D-9 under “Solicitation or Recommendation —  Recommendation of the Board of Directors”, “Solicitation or Recommendation — Background of the Offer” and “Solicitation or Recommendation — Reasons for the Recommendation of the Board of Directors” is incorporated into this Schedule 13E-3 by reference.

(F) Other Offers.

None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(A) Report, Opinion or Appraisal.

The information set forth in the Schedule 14D-9 under “The Solicitation and Recommendation —  Background of the Offer,” “The Solicitation and Recommendation — Reasons for the Recommendation of the Board of Directors,” “The Solicitation and Recommendation — Opinion of Financial Advisor” and “Annex A —  Opinion of Duff & Phelps, LLC” and the information set forth in the Offer to Purchase under “Summary Term Sheet — Opinion of Financial Advisor,” “Summary Term Sheet — What is the market value of my CCPT shares as of a recent date?,” “Introduction,” “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Fairness Opinion,” and “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Appraisal” is incorporated into this Schedule 13E-3 by reference.

(B) Preparer and Summary of the Report, Opinion or Appraisal.

(b)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet — Opinion of Financial Advisor,” “Summary Term Sheet — What is the market value of my CCPT shares as of a recent date?,” “Introduction,” “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Fairness Opinion,” and “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Appraisal” is incorporated into this Schedule 13E-3 by reference.

(b)(2) The board of directors of the Company selected Duff & Phelps, LLC (“Duff & Phelps”) because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation and investment banking services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation, fixed asset and real estate consulting, ESOP and ERISA advisory services, legal business solutions and dispute consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

(b)(3) The board of directors of the Company considered six different investment banking firms to serve as financial advisor to the Company. Of these six firms, the board received proposals from three firms. Following review and discussion of the qualifications of each firm, the board unanimously approved the engagement of Duff & Phelps to act as financial advisor to the board.

(b)(4) The information set forth in the Offer to Purchase under “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Appraisal” is incorporated into this Schedule 13E-3 by reference.

(b)(5) Duff & Phelps in its capacity as the Financial Advisor (as defined in the Offer to Purchase) did not recommend the Offer Price (as defined in the Offer to Purchase) or the consideration to be paid in the Merger. Such amounts were determined by CCPT’s board of directors.

(b)(6) The information set forth in the Offer to Purchase under “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Fairness Opinion” and “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Appraisal” is incorporated into this Schedule 13E-3 by reference.

(C) Availability of Documents.

The fairness opinion issued by Duff & Phelps is attached to the Schedule 14D-9 as Annex A. Copies of the report, opinion or appraisal referenced in this Item 9 will be made available for inspection and copying at the Company’s principal executive offices located at 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016, during regular business hours by any stockholder or stockholder representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(A) Source of Funds.

The information set forth in the Offer to Purchase under “Summary Term Sheet — Does ARCP have the financial resources to purchase the shares that are validly tendered?” and “The Offer — Source of Funds” is incorporated into this Schedule 13E-3 by reference.

(B) Conditions.

None.

(C) Expenses.

The following table is an estimate of all fees and expenses that the Company has either paid to date or expects to incur in connection with the Offer and the Merger:

Financial Advisor Fees and Expenses(1)	$340,000
Legal, Printing and Mailing and Other Miscellaneous Fees and Expenses	$510,000
Total	$850,000

(1)	In the event a transaction is consummated with a third party (other than ARCP and its affiliates) solicited by the Financial Advisor during the go-shop period, the Company will also pay an affiliate of the Financial Advisor a cash fee equal to 5% of the amount by which the purchase price per share of the Company’s common stock exceeds $7.25 multiplied by the number of shares acquired for cash as of the closing of such transaction. The Company also has agreed to reimburse certain of the Financial Advisor’s expenses and to indemnify the financial advisor and certain related parties for certain liabilities relating to or arising out of its engagement.

In addition, ARCP and Merger Sub will incur their own fees and expenses in connection with the Offer and the Merger.

The information set forth in the Offer to Purchase under “The Offer — Expenses” is incorporated into this Schedule 13E-3 by reference.

(D) Borrowed Funds.

None.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(A) Securities Ownership.

The aggregate number and percentage of CCPT common stock that are beneficially owned by each filing person (other than CCPT) are set forth in the table below. The ownership percentage is based upon 10,090,951 shares of CCPT common stock outstanding as of March 28, 2014.

Filing Person	Number of Shares Beneficially Owned	Ownership Percentage
Nicholas S. Schorsch(1)	1,000	*
William M. Kahane	0	—
D. Kirk McAllaster, Jr.	0	—

*	Represents less than 0.01% of the outstanding shares of CCPT common stock.
(1)	The reported shares are owned indirectly by ARC Properties Operating Partnership, L.P. The filing person serves as Chairman and Chief Executive Officer of American Realty Capital Properties, Inc., the general partner of ARC Properties Operating Partnership, L.P. The filing person disclaims beneficial ownership of the reported securities except to the extent of his indirect pecuniary interest therein.

The information set forth in the Offer to Purchase under “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Reorganization Post-Cole Merger” of the Offer to Purchase is incorporated into this Schedule 13E-3 by reference.

(B) Securities Transactions.

The information set forth in the Schedule 14D-9 under “Interest in Securities of the Subject Company” and the information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contracts, Negotiations and Transactions,” “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Merger Agreement between ARCP and Cole Real Estate Investments, Inc.” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT ” is incorporated into this Schedule 13E-3 by reference. Other than as described therein, there have been no transactions in the subject Securities during the past 60 days.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(D) Intent to Tender or Vote in a Going-Private Transaction.

No executive officer, director or affiliate of CCPT directly owns or controls the dispositive power over any shares of CCPT common stock. CCPT does not have one or more controlling stockholders. Accordingly, no executive officer, director, affiliate or controlling stockholder of CCPT currently intends to tender or sell any shares of CCPT common stock.

(E) Recommendation of Others.

None.

ITEM 13. FINANCIAL STATEMENTS.

(A) Financial Information.

The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2013 and December 31, 2012, and the notes thereto, are incorporated herein by reference to “Part II — Item 8 — Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC effective as of March 31, 2014.

(B) Pro Forma Information.

Not required.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(A) Solicitations or Recommendations.

The information set forth in the Schedule 14D-9 under “Persons/Assets, Employed, Compensated or Used” and the information set forth in the Offer to Purchase under “The Offer — Expenses” is incorporated into this Schedule 13E-3 by reference.

(B) Employees and Corporate Assets.

The information set forth in the Schedule 14D-9 under “Persons/Assets, Employed, Compensated or Used” and the information set forth in the Offer to Purchase under “Special Factors — Relationships among ARCP, the Advisor, the Property Manager, Sponsor and CCPT” and “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” is incorporated into this Schedule 13E-3 by reference.

ITEM 15. ADDITIONAL INFORMATION.

(B) Golden Parachute Payments.

The information set forth in the Schedule 14D-9 under “Additional Information — Golden Parachute Compensation” is incorporated into this Schedule 13E-3 by reference.

(C) Other Material Information.

The information set forth in the Schedule 14D-9 under “Additional Information” and the information set forth in the Offer to Purchase under “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Interests of Certain Persons in the Officer and the Merger” are incorporated into this Schedule 13E-3 by reference.

ITEM 16. EXHIBITS.

(a)(1)	Offer to Purchase (incorporated by reference to Schedule TO filed by Merger Sub and ARCP on March 31, 2014).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Schedule TO filed by Merger Sub and ARCP on March 31, 2014).
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Schedule TO filed by Merger Sub and ARCP on March 31, 2014).
(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Schedule TO filed by Merger Sub and ARCP on March 31, 2014).
(a)(5)	Form of Summary Advertisement as published in the Wall Street Journal on March 31, 2014 (incorporated by reference to Schedule TO filed by Merger Sub and ARCP on March 31, 2014).
(a)(6)	Press Release, dated March 31, 2014, issued by ARCP.
(a)(7)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company on March 31, 2014).
(a)(8)	Letter to Stockholders of the Company dated March 31, 2014 (incorporated by reference to the Schedule 14D-9 filed by the Company on March 31, 2014).
(a)(9)	Letter to Stockholders of Cole Credit Property Trust, Inc. from Cole Credit Property Trust, Inc. and American Realty Capital Properties, Inc. dated April 11, 2014, 2014 (incorporated by reference to Amendment No. 2 to Schedule TO/A filed by Merger Sub and ARCP on April 11, 2014).
(a)(10)	Reminder to Stockholders of Cole Credit Property Trust, Inc. to tender their shares, dated April 11, 2014 (incorporated by reference to Amendment No. 2 to Schedule TO/A filed by Merger Sub and ARCP on April 11, 2014).
(c)(1)	Opinion of Duff & Phelps (incorporated herein by reference to Annex A to the Schedule 14D-9/A filed by the Company on April 11, 2014).

(c)(2)	Duff & Phelps Fairness Draft Analysis dated March 17, 2014 (incorporated by reference to Amendment No. 1 to the Schedule 14D-9/A filed by the Company on April 11, 2014).
(d)(1)	Agreement and Plan of Merger, dated March 17, 2014 among ARCP, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on March 21, 2014).
(d)(2)	Certificate Evidencing Exemption From Ownership Limits, dated March 17, 2014, among the Company, ARCP and Merger Sub (incorporated by reference to the Schedule 14D-9 filed by the Company on March 31, 2014).
(d)(3)	Confidentiality Agreement, dated March 11, 2014 between the Company and ARCP (incorporated by reference to the Schedule 14D-9 filed by the Company on March 31, 2014).

Annex A: Business and Background of the Company’s Directors and Executive Officers.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this Amendment No. 1 to Schedule 13E-3 is true, complete and correct.

Dated: April 11, 2014	COLE CREDIT PROPERTY TRUST, INC.
/s/ D. Kirk McAllaster, Jr. By: D. Kirk McAllaster, Jr. Title: Executive Vice President, Chief Financial Officer and Treasurer
/s/ Nicholas S. Schorsch Nicholas S. Schorsch	/s/ William M. Kahane William M. Kahane
/s/ D. Kirk McAllaster, Jr. D. Kirk McAllaster, Jr.

Annex A

Business and Background of the Company’s Directors and Executive Officers

Nicholas S. Schorch has served as the Company’s chairman, chief executive officer and president since February 2014. He has served as chief executive officer of Cole REIT Advisors, LLC (the Advisor) since February 2014. In addition, Mr. Schorsch serves in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
Cole Corporate Income Trust, Inc. (CCIT)	Chairman, chief executive officer and president	February 2014 – Present
Cole Corporate Income Advisors, LLC (CCI Advisors)	Chief executive officer	February 2014 – Present
Cole Credit Property Trust IV, Inc. (CCPT IV)	Chairman, chief executive officer and president	February 2014 – Present
Cole REIT Advisors IV, LLC (CCPT IV Advisors)	Chief executive officer	February 2014 – Present
Cole Real Estate Income Strategy (Daily NAV), Inc. (Cole Income NAV Strategy)	Chairman, chief executive officer and president	February 2014 – Present
Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (Cole Income NAV Strategy Advisors)	Chief executive officer	February 2014 – Present
Cole Office & Industrial REIT (CCIT II), Inc. (CCIT II)	Chairman, chief executive officer and president	February 2014 – Present
Cole Corporate Income Advisors II, LLC (CCI II Advisors)	Chief executive officer	February 2014 – Present
Cole Capital Advisors	Chief executive officer	February 2014 – Present
Cole Capital Corporation	Director	February 2014 – Present
Cole Credit Property Trust V, Inc. (CCPT V)	Chairman, chief executive officer and president	February 2014 – Present
Cole REIT Advisors V, LLC (CR V Advisors)	Chief executive officer	February 2014 – Present

Mr. Schorsch also served as chairman of the board of directors of American Realty Capital Trust, Inc. (ARCT) from August 2007 until the close of ARCT’s merger with Realty Income Corporation in January 2013 and, until March 2012, the chief executive officer of ARCT, the ARCT advisor and the ARCT property manager since their formation in August 2007. Mr. Schorsch has served as chairman and the chief executive officer of American Realty Capital New York Recovery REIT, Inc. (NYRR), the NYRR property manager and the NYRR advisor since their formation in October 2009. Mr. Schorsch has served as the chief executive officer of the Phillips Edison – ARC Shopping Center REIT Inc. (PE-ARC) advisor since its formation in December 2009. Mr. Schorsch has been the chairman and the chief executive officer of American Realty Capital – Retail Centers of America, Inc. (ARC RCA) and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Schorsch has been the chairman and the chief executive officer of American Realty Capital Healthcare Trust, Inc. (ARC HT), the ARC HT advisor and the ARC HT property manager since their formation in August 2010. Mr. Schorsch has been chairman and the chief executive officer of Business Development Corporation of America (BDCA) since its formation in May 2010. Mr. Schorsch has been the chairman and the chief executive officer of American Realty Capital Daily Net Asset Value Trust, Inc. (ARC DNAV), the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Schorsch also has been the chairman and chief executive officer of ARCP since its formation in December 2010. Mr. Schorsch served as chairman and the chief executive officer of American Realty Capital Trust III, Inc. (ARCT III), the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until the close of ARCT III’s merger with ARCP in February 2013. Mr. Schorsch has been the chairman and the chief executive officer of American Realty Capital Global Trust, Inc. (ARC Global), the ARC Global advisor and the ARC Global property manager since their formation in July 2011,

July 2011 and January 2012, respectively. Mr. Schorsch served as the chairman and the chief executive officer of American Realty Capital Trust IV, Inc. (ARCT IV), the ARCT IV advisor and the ARCT IV property manager from their formation in February 2012 until the close of ARCT IV’s merger with ARCP in January 2014. Mr. Schorsch has served as the chairman of the board of directors of American Realty Capital Healthcare Trust II, Inc. (ARC HT II) since its formation in October 2012. Mr. Schorsch has served as the chairman of the board of directors and chief executive officer of ARC Realty Finance Trust, Inc. (ARC RFT) since its formation in November 2012 and as chief executive officer of the ARC RFT advisor since its formation in November 2012. Mr. Schorsch has served as the chairman and the chief executive officer of American Realty Capital Trust V, Inc. (ARCT V), the ARCT V advisor and the ARCT V property manager since their formation in January 2013. Mr. Schorsch has served as chief executive officer of the Phillips Edison – ARC Grocery Center REIT II, Inc. (PE-ARC II) advisor since its formation in July 2013. Mr. Schorsch has served as the chairman of the board of directors of American Realty Capital Hospitality Trust, Inc. (ARC HOST) since August 2013 and as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Mr. Schorsch has served as a director of the general partner of American Energy Capital Partners, LP since its formation in October 2013. Mr. Schorsch has served as the chairman and the chief executive officer of American Realty Capital New York City REIT, Inc. (NYCR), the NYCR advisor and the NYCR property manager since their formation in December 2013. Mr. Schorsch has served as executive chairman of the board of directors of RCS Capital Corporation (RCS Capital) since February 2013. Mr. Schorch has served as the chief executive officer of American Realty Capital Residential Advisors, LLC since September 2013. Mr. Schorch’s principal business address is 405 Park Avenue, New York, New York 10022. He is a citizen of the United States.

William M. Kahane has served as a director of the Company since February 2014. Mr. Kahane has served as a director of Cole Income NAV Strategy since February 2014. Mr. Kahane has served as the chief executive officer and president of ARC HOST since August 2013. Mr. Kahane has served as co-chief executive officer of ARC HOSTs advisor and chief executive officer of ARC HOST’s property manager since August 2013. Mr. Kahane has served as a member of the board of managers of ARC HOST’s sub-property manager since August 2013. Mr. Kahane has served as a director of PE-ARC since December 2009. Mr. Kahane has also served as a director of NYRR since its formation in October 2009 and also served as president and treasurer of NYRR since its formation in October 2009 until March 2012. He has been active in the structuring and financial management of commercial real estate investments for over 35 years. Mr. Kahane served as an executive officer and director of ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007 until the close of ARCT’s merger with Realty Income Corporation in January 2013. Mr. Kahane has served as a director of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively and also served as an executive officer of ARC RCA and the ARC RCA advisor until March 2012. Mr. Kahane currently serves as a director of ARC HT since its formation in August 2010 and also served as an executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager until March 2012. Mr. Kahane served as an executive officer of ARCT III, the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until April 2012. Mr. Kahane served as an executive officer of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager from their formation in September 2010 until March 2012 and as a director of ARC DNAV until March 2012. Mr. Kahane served as an executive officer of ARCP and the ARCP advisor from their formation in December 2010 and November 2010, respectively, until March 2012. Mr. Kahane served as a director of ARCP from December 2010 until March 2012 and was reappointed as a director of ARCP in February 2013. Mr. Kahane has served as a director of ARC HT II since March 2013. Mr. Kahane has served as a director of PE-ARC II since August 2013. Mr. Kahane also has been the interested director of BDCA since its formation in May 2010 and, until March 2012, was chief operating officer. Mr. Kahane has served as chief executive officer and director of RCS Capital, since February 2013. Mr. Kahane has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008. Mr. Kahane’s principal business address is 405 Park Avenue, New York, New York 10022. He is a citizen of the United States.

D. Kirk McAllaster, Jr., has served as the Company’s executive vice president and chief financial officer since October 2007, as the Company’s treasurer since May 2011, and has been a director of the Company since May 2008. He has served as executive vice president and chief financial officer of the Advisor since

February 2014, and he previously served as executive vice president and chief financial officer (REITs and real estate funds) of the Advisor from January 2012 until February 2014 and as executive vice president and chief financial officer of the Advisor from March 2007 until January 2012. In addition, Mr. McAllaster serves or served in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
Cole Credit Property Trust II, Inc. (CCPT II)	Executive vice president and chief financial officer	October 2007 – July 2013
	Treasurer	May 2011 – July 2013
	Executive vice president	June 2013 – February 2014
	Executive vice president, chief financial officer and treasurer	January 2008 – February 2014
	Secretary	January 2008 – November 2010
Cole REIT Advisors III, LLC (CCPT III Advisors)	Executive vice president and chief financial officer	February 2014 – Present
	Executive vice president and chief financial officer (REITs and real estate funds)	January 2012 – February 2014
	Executive vice president and chief financial officer	January 2008 – January 2012
CCIT	Executive vice president, chief financial officer and treasurer	April 2010 – Present
	Secretary	April 2010 – August 2010; January 2011 – March 2011
CCI Advisors	Executive vice president and chief financial officer	February 2014 – Present
	Executive vice president and chief financial officer (REITs and real estate funds)	January 2012 – February 2014
	Executive vice president and chief financial officer	April 2010 – January 2012
CCPT IV	Executive vice president, chief financial officer and treasurer	July 2010 – Present
CCPT IV Advisors	Executive vice president and chief financial officer	February 2014 – Present
	Executive vice president and chief financial officer (REITs and real estate funds)	January 2012 – February 2014
	Executive vice president and chief financial officer	July 2010 – January 2012
CCPT V	Executive vice president, chief financial officer and treasurer	January 2013 – Present
CR V Advisors	Chief financial officer	February 2014 – Present
	Executive vice president	December 2012 – Present
	Chief financial officer (REITs and real estate funds)	December 2012 – February 2014
Cole Income NAV Strategy	Executive vice president, chief financial officer and treasurer	July 2010 – Present
Cole Income NAV Strategy Advisors	Executive vice president and chief financial officer	February 2014 – Present
	Executive vice president and chief financial officer (REITs and real estate funds)	January 2012 – February 2014
	Executive vice president and chief financial officer	July 2010 – January 2012

Entity	Position(s)	Dates
CCIT II	Executive vice president, chief financial officer and treasurer	March 2013 – Present
CCI II Advisors	Executive vice president and chief financial officer	February 2014 – Present
	Executive vice president and chief financial officer (REITs and real estate funds)	February 2013 – February 2014
Cole Capital Partners, LLC	Executive vice president and chief financial officer	February 2014 – Present
	Executive vice president and chief financial officer (REITs and real estate funds)	January 2012 – February 2014
	Executive vice president and chief financial officer	March 2007 – January 2012
Cole Capital Advisors, Inc.	Executive vice president and chief financial officer	February 2014 – Present
	Executive vice president and chief financial officer (REITs and real estate funds)	January 2012 – February 2014
	Executive vice president and chief financial officer	March 2007 – January 2012

Mr. McAllaster’s principal business address is 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016. He is a citizen of the United States.

Robin A. Ferracone, has served as a member of the Company’s board since February 2014. She is founder and chief executive officer of Farient Advisors (Farient), an independent executive compensation and performance consulting firm. Prior to forming Farient in 2007, Ms. Ferracone was president of the Human Capital business of Mercer Human Resource Consulting, a business which included talent and compensation consulting, software, and data services globally. Ms. Ferracone has served as an independent director of ARC DNAV and as an independent trustee of American Real Estate Income Fund since May 2012. Ms. Ferracone served as an independent director of ARCT V from January 2013 until April 2013 and served as an independent director of ARCP from October 2012 until the close of its merger with ARCT III in February 2013. Ms. Ferracone’s principal business address is 201 South Lake Avenue, Suite 12B, Pasadena, California 91101. She is a citizen of the United States.